Exhibit 99.1 Consolidated Auditor’s Report of Shinhan Card

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2024 and 2023

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholder of Shinhan Card Co., Ltd.

Opinion

We have audited the consolidated financial statements of Shinhan Card Co., Ltd.( and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an Auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
•
Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.
•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our Auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2025

This report is effective as of March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

(In millions of won)	Note		2024	2023
Assets
Cash and due from banks	10,40	~~W~~	864,692	587,523
Financial assets at fair value through profit or loss	11		606,717	951,025
Derivative assets	12		670,186	147,727
Credit card receivables at amortized cost and others	13		37,267,649	36,740,727
Lease assets	14		2,133,859	2,082,762
Financial assets at fair value through other comprehensive income	16		378,530	393,979
Property and equipment, net	15,17		645,716	638,694
Intangible assets	18		228,428	220,714
Investments in associates	19		101,903	92,456
Current tax assets	39		4	21,626
Deferred tax assets	39		131,277	129,403
Investment property	20		45,642	46,943
Net defined benefit assets	24		5,011	3,480
Other assets	21		1,057,480	1,363,103
Total assets		~~W~~	44,137,094	43,420,162

Liabilities
Derivative liabilities	12	~~W~~	6,100	18,978
Borrowings	22		6,550,378	7,962,662
Debentures, net	23		24,409,874	21,650,752
Net defined benefit obligations	24		173	395
Current tax liabilities	39		69,112	85,786
Provisions	25		220,948	234,166
Other liabilities	15,26		4,603,613	5,412,436
Total liabilities		~~W~~	35,860,198	35,365,175

Equity
Common stock	27	~~W~~	626,847	626,847
Hybrid bonds	27		699,822	699,822
Capital surplus	27		860,729	860,729
Capital adjustments	27		(2,354)	(1,548)
Accumulated other comprehensive loss	27		(79,023)	(55,952)
Retained earnings	27,28		6,147,734	5,916,393
Equity attributable to owner of the Company			8,253,755	8,046,291
Non-controlling interests	27		23,141	8,696

Total equity		~~W~~	8,276,896	8,054,987

Total liabilities and equity		~~W~~	44,137,094	43,420,162

The accompanying notes are an integral part of the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2024 and 2023

(In millions of won, except earnings per share)	Note		2024	2023

Interest income		~~W~~	2,984,234	2,840,691
Interest expense			(1,053,063)	(945,393)
Net interest income	32		1,931,171	1,895,298

Fee and commission income			2,073,548	2,070,601
Fee and commission expense			(1,305,206)	(1,275,360)
Net fee and commission income	33		768,342	795,241

Dividend income	34		673	611
Net gain on financial assets at fair value through profit or loss	11		24,795	22,428
Net gain (loss) on derivatives	12		577,817	69,041
Net gain (loss) on foreign currency transactions	7		(534,736)	(40,238)
Provision for credit loss allowance	35		(917,238)	(883,956)
General administrative expenses	36		(819,733)	(744,161)
Other operating expense, net	37		(273,650)	(311,437)

Operating income			757,441	802,827

Non-operating income, net	38		12,081	3,204
Share of gain (loss) of associates			(4,053)	(2,831)
Profit before income tax			765,469	803,200

Income tax expense	39		(190,208)	(181,292)

Profit for the year		~~W~~	575,261	621,908

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss
Remeasurement of the net defined benefit obligations	24,27	~~W~~	(11,669)	(21,965)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,27		(12,788)	1,969
Items that are or may be reclassified subsequently to profit or loss
Gain(Loss) on financial assets at fair value through other comprehensive income			4,469	10,864
Net changes in the unrealized fair value of cash flow hedges	12,27		(18,379)	(26,712)
Foreign currency translation adjustments for foreign operations	27		16,380	(3,050)

Other comprehensive income (loss) for the year, net of tax			(21,987)	(38,894)

Total comprehensive income for the year		~~W~~	553,274	583,014

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (continued)

For the years ended December 31, 2024 and 2023

(In millions of won, except earnings per share)	Note		2024	2023

Profit attributable to:
Equity holders of Shinhan Card Co., Ltd.	30	~~W~~	572,147	620,582
Non-controlling interests			3,114	1,326
Profit		~~W~~	575,261	621,908

Total comprehensive income (loss) attributable to:
Equity holders of Shinhan Card Co., Ltd		~~W~~	550,576	581,882
Non-controlling interests			2,698	1,132
Total comprehensive income		~~W~~	553,274	583,014

Earnings per share Basic and diluted earnings per share (in won)	30	~~W~~	4,309	4,710

The accompanying notes are an integral part of the consolidated financial statements

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2023

		2023
(In millions of won)		Common stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2023	~~W~~	626,847	399,901	860,729	(1,550)	(17,253)	5,582,516	7,451,190	7,564	7,458,754
Transactions with owner
Dividends		-	-	-	-	-	(256,631)	(256,631)	-	(256,631)
Share-based payment transactions		-	-	-	2	-	-	2	-	2
Issuance of hybrid bonds		-	299,921	-	-	-	-	299,921	-	299,921
Dividend on hybrid bonds		-	-	-	-	-	(30,074)	(30,074)	-	(30,074)
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	620,582	620,582	1,326	621,908
Remeasurement of the net defined benefit obligations		-	-	-	-	(21,964)	-	(21,964)	-	(21,964)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	12,833	-	12,833	-	12,833
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(26,712)	-	(26,712)	-	(26,712)
Foreign currency translation adjustments for foreign operations		-	-	-	-	(2,856)	-	(2,856)	(194)	(3,050)
Balance at December 31, 2023	~~W~~	626,847	699,822	860,729	(1,548)	(55,952)	5,916,393	8,046,291	8,696	8,054,987

The accompanying notes are an integral part of the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (continued)

For the year ended December 31, 2024

		2024
(In millions of won)		Common stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2024	~~W~~	626,847	699,822	860,729	(1,548)	(55,952)	5,916,393	8,046,291	8,696	8,054,987
Transactions with owner
Dividends		-	-	-	-	-	(310,415)	(310,415)	-	(310,415)
Net changes from business combination		-	-	-	-	-	(31,891)	(31,891)	-	(31,891)
Total comprehensive income for the year:		-	-	-	(806)	-	-	(806)	11,746	10,940
Profit for the year
Remeasurement of the net defined benefit obligations		-	-	-	-	-	572,147	572,147	3,114	575,261
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(11,669)	-	(11,669)	-	(11,669)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(9,819)	1,500	(8,319)	-	(8,319)
Foreign currency translation adjustments for foreign operations		-	-	-	-	(18,379)	-	(18,379)	-	(18,379)
Balance at December 31, 2024		-	-	-	-	16,796	-	16,796	(415)	16,381
	~~W~~	626,847	699,822	860,729	(2,354)	(79,023)	6,147,734	8,253,755	23,141	8,276,896

The accompanying notes are an integral part of the consolidated financial statements

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2024 and 2023

(In millions of won)		2024	2023

Cash flows from operating activities
Profit for the year	~~W~~	575,261	621,908
Adjustment for:
Interest income		(2,984,234)	(2,840,691)
Interest expense		1,053,063	945,393
Dividend income		(673)	(611)
Income tax expense		190,208	181,292
Fee and commission income		43,450	37,444
Fee and commission expense		1,071	1,009
Net gain on sales of financial assets at fair value through profit or loss		(2,110)	(4,029)
Net loss on sales of financial assets at fair value through profit or loss		1	322
Net gain on valuation of financial assets at fair value through profit or loss		(4,674)	(7,266)
Net loss on valuation of financial assets at fair value through profit or loss		1,604	1,812
Net gain on valuation and transaction of derivatives		(595,761)	(81,106)
Net loss on valuation and transaction of derivatives		17,943	12,065
Net gain on foreign currency transaction		(3,690)	(1,946)
Net loss on foreign currency transaction		578,651	60,610
Provision for credit loss allowance		917,238	883,957
Employee expenses		25,729	20,783
Depreciation expenses		85,542	73,325
Increase (decrease) in restoration liabilities		18	(1,282)
Other operating income		-	(11)
Other operating expenses		465,837	445,159
Non-operating income		(634)	(1,066)
Non-operating expenses		2,957	1,910
Equity method loss		4,053	2,831
		(204,411)	(270,096)
Changes in assets and liabilities:
Restricted due from banks		(10,339)	153,053
Due from banks at amortized cost		(150,300)	(56,200)
Financial assets at fair value through profit or loss		360,365	(509,825)
Credit card receivables at amortized cost and other		(1,238,419)	(640,905)
Lease assets		(517,046)	(583,322)
Other assets		276,872	(307,359)
Net defined benefit obligations		(37,027)	(11,718)
Provisions		(39,105)	(37,261)
Other liabilities		(794,114)	597,364
		(2,149,113)	(1,396,173)

Income taxes paid		(172,687)	(167,982)
Interest received		2,817,178	2,691,567
Interest paid		(872,258)	(763,612)
Dividend received		673	611
Net cash inflow(outflow) from operating activities	~~W~~	(5,357)	716,223

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2024 and 2023

(In millions of won)		2024	2023
Cash flows from investing activities
Proceeds from disposal of financial assets at fair value through profit or loss	~~W~~	7,988	7,000
Acquisition of financial assets at fair value through profit or loss		(18,865)	(49,713)

Proceeds from disposal of financial assets at fair value through other comprehensive income		20,907	-
Acquisition of financial assets at fair value through other comprehensive income		(16,300)	-
Acquisition of investments in associates		(13,500)	(11,400)
Proceeds from disposal of investments in associates		-	4,805
Proceeds from disposal of property and equipment		1,429	1,019
Acquisition of property and equipment		(32,975)	(31,851)
Proceeds from disposal of intangible assets		1,446	758
Acquisition of intangible assets		(27,845)	(31,570)
Decrease in security deposits paid		8,041	1,224
Increase in security deposits paid		(2,914)	(7,820)
Net cash outflow from investing activities	~~W~~	(72,588)	(117,548)
Cash flows from financing activities
Proceeds from borrowings	~~W~~	1,421,207	934,737
Repayment of borrowings		(3,073,789)	(1,862,068)
Proceeds from debentures		9,544,871	7,488,226
Repayment of debentures		(7,314,347)	(7,392,194)
Cash inflows from cash flow hedges		2,773,828	1,535,439
Cash outflows from cash flow hedges		(2,748,915)	(1,457,988)
Repayment of lease liabilities		(15,256)	(14,274)
Dividends paid		(310,415)	(256,631)
Increase in security deposits received		(53,259)	175,809
Issuance of hybrid bonds		-	299,921
Payment of dividend on hybrid bonds		(31,884)	(27,927)
Increase in other financial liabilities		-	11,090
Decrease in other financial liabilities		(10,640)	(14,231)
Increase in paid-in capital		10,940	-
Net cash outflow(inflow) from financing activities		192,341	(580,091)

Effect of exchange rate fluctuations on cash and cash equivalents		2,134	865

Net increase in cash and cash equivalents		116,530	19,449

Cash and cash equivalents at the beginning of year		483,263	463,814

Cash and cash equivalents at the end of year (Note 40)	~~W~~	599,793	483,263

The accompanying notes are an integral part of the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(In millions of won)

Please refer to attached Courtesy PDF from page 10 to 126